Exhibit 12
WYNDHAM WORLDWIDE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Year Ended December 31,
	2016	2015	2014	2013	2012
Earnings available to cover fixed charges:
Income before income taxes	$940	$916	$845	$683	$628
Less: Income from equity investees	2	2	2	3	—
	938	914	843	680	628
Plus: Fixed charges	238	228	217	240	253
Amortization of capitalized interest	6	5	4	3	6
Net (income)/loss attributable to noncontrolling interest	(1)	—	—	(1)	1
Less: Capitalized interest	5	7	6	5	5
Earnings available to cover fixed charges	$1,176	$1,140	$1,058	$917	$883
Fixed charges (*):
Interest	$211	$199	$184	$209	$222
Capitalized interest	5	7	6	5	5
Interest portion of rental expense	22	22	27	26	26
Total fixed charges	$238	$228	$217	$240	$253
Ratio of earnings to fixed charges	4.94x	5.00x	4.88x	3.82x	3.49x

(*)
Consists of interest expense on all indebtedness (including costs related to the amortization of deferred financing costs), capitalized interest and the portion of operating lease rental expense that is representative of the interest factor.